

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2014

Via E-mail
Yidan (Andy) Liu
Chief Executive Officer
A & C United Agriculture Developing, Inc.
Oak Brook Pointe, Suite 500
700 Commerce Drive
Oak Brook, Illinois 60523

> **Re: A & C United Agriculture Developing, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2013**
> **Filed December 16, 2013**
> **File No. 333-179082**

Dear Mr. Liu:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ David R. Humphrey

　　　　　　　　　　　　　　　　David R. Humphrey
　　　　　　　　　　　　　　　　Accounting Branch Chief